AQUATIC CELLULOSE INTERNATIONAL CORP.
331 4th Street • Salmon Arm, British Columbia • Canada • V1E 4P2
Phone: 250-833-1985                                           Fax: 250-833-1954
Email: valorenergy@sunwave.net

March 31, 2008

Andrew Schoeffler
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:
Aquatic Cellulose International Corporation
Amendment No.1 to Information Statement on Schedule 14C
Filed June 14, 2007
File No. 0-27063

Form 10-KSB/A for the year ended May 31, 2006
Filed April 17, 2007
File No. 0-27063

Dear Mr. Schoeffler,

Please note the following answers to your comment letter of August 24, 2007. For ease of reference we have included your original comment followed by our answer.

Form 10-KSB/A for the year ended May 31, 2006

General

1.	Please revise your document to include all applicable disclosure required by Industry Guide 2 (Disclosure of Oil and Gas Operations) and SFAS 69 Disclosures About Oil and Gas Producing Activities.

Answer: Comment noted! We have made changes to our disclosures and filed an amended May 31, 2006 Form 10-KSB/A and May 31, 2007 Form 10-KSB/A. It is our intention going forward that all future reports shall comply with the Industry Guide 2 (Disclosure of Oil and Gas Operations) and SFAS 69 Disclosures About Oil and Gas Producing Activities.

2.	Please update your financial statements to comply with Item 310(g) of Regulation S-B.

Answer: Comment noted! We have updated our financial statements for our most current reporting period ended November 30, 2007.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

3.	Please disclose whether the company uses the successful efforts method or the full cost method to account for acquisition costs related to the leases.

Answer: Document has been revised. Please see page F-9, paragraph 3, of our recently amended May 31, 2006 annual report on Form 10-KSB/A filed on February 4, 2008. This disclosure has also been updated in our recently filed May 31, 2007 annual report on Form 10-KSB/A.

Note 4 – Advance on Equipment Purchases, page F-12

4.
You indicated that as of May 31, 2006, you had paid a related party $196,970 while negotiating a settlement. We note that you included $296,970 as advance on equipment purchase as of May 31, 2006. However, after your final settlement in October 2006, you have included only $100,000 as advance on equipment as of February 28, 2007. Please tell us the facts and circumstances that resulted in the change in advance on equipment purchase through the interim period ended February 28, 2007.

Answer: Our advance on deposit account was used to record the two items; our amount on deposit for the Aquatic Timber Harvesting machine (now called Tiger•Lynk) and the amount we had on deposit with Ackles related to the settlement agreement. Therefore, as of May 31, 2006, we had the $100,000 plus the $196,970 in the account. Following the conclusion of the settlement agreement the $100,000 remained as the original funds on deposit for the construction of the machine.

5.
Given that you are no longer in the timber harvesting business, please tell us how you determined that the carrying value of your advance on equipment purchase is recoverable. Please provide us with your undiscounted cash flow analysis that supports the recoverability of this asset. Your analysis should provide us with assumptions you have made and why you believe those assumptions are reasonable. Refer to paragraph 7 and 8 of SFAS 144.

Answer: On February 26, 2008 we reported on Form 8K that on January 20, 2008 the Company signed a agreement to sell all rights, title and interest in the Tiger•Lynk technology to Hollund Industrial Robotics Systems Inc, a privately held Canadian company (HIRS). The agreement with HIRS includes the mechanical arm assembly stored at the Company’s participating manufacturing facility in Kamloops British Columbia. Terms of the sale were finalized on February 20, 2008. Those terms include the Company being relinquished of all prior commitments in royalties and stock made to Gary Ackles and the Company receiving $314,000 from HIRS, comprised of a $64,000 in deposits already paid and 10 equal payments of $25,000, commencing March 1, 2008 and finishing December 1, 2008. Additionally, the terms of the sale Mr. Lonnie Hayward, a principal of HIRS, and former Director of the Company, agreed to relinquish to the Company all common and/or preferred stock held by him at the time of the transaction. In the event of default on the payment terms all rights acquired by HIRS per the agreement shall terminate at the discretion of the Company.

The financial results of this transaction reveal that should all payments be realized, in accord with the terms of our agreement with HIRS, we will recover the value of the asset and experience a modest gain.

Note 4 – Advance on Equipment Purchases, page F-12

6.
You indicate that as of May 31, 2006 and 2005, 100,000,000 shares were issued and outstanding. As a result you plan to obtain approval from your shareholders to increase the total number of authorized shares. Please note that if shareholder approval is required to increase the number of your authorized shares in order to share settle options or warrants you have issued, paragraph 13 and 19 of EITF 00-19 may require classification of such instruments as liabilities. A comparison of your authorized shares to the available outstanding shares requires an assessment of other outstanding instruments that could require share settlement, such as other options, warrants, convertible debt and convertible preferred shares. Please provide us with a comparison of your authorized and available outstanding shares on a timeline from June 1, 2004 through the date of your response. Your analysis should clearly indicate the potential outstanding shares assuming exercise and conversion of all outstanding instruments at each date during the period. Please include but not limited to any common share equity positions in your pre and post-restructured common stock.

Answer: Please see the following chart that provides a comparison of our authorized and available outstanding shares on a timeline from June 1, 2004 thru March 12, 2008;

Common Stock Date	JUN 1, 2004	JUN 1, 2005	JUN 1, 2006	JUN 1, 2007	DEC 1, 2007	MARCH 10, 2007
Authorized	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000
Outstanding	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000	100,000,000

Potential Issuance
Convertible Notes (1)	4,099,999	3,849,999	3,849,999	3,849,999	3,849,999	3,849,999
Warrants	900,000	1,150,000	1,150,000	1,150,000	1,150,000	1,150,000
Preferred (2)

Potential Outstanding	104,999,999	104,999,999	104,999,999	104,999,999	104,999,999	104,999,999

(1)  Convertible Notes holders are contractually restricted from converting any more than 4.99% of the issued and outstanding stock at any give time.  The Company has accounted for the liability associated with the convertible notes as derivative instruments in line with SFAS 133.

(2)  Preferred shares issued have had their respective rights to convert into common stock permanently waived.

The Company had made certain stock obligations to officers and directors, as well as stock commitments to Ed DeStefano / New Century Energy Corp. These commitments were based on a futuristic issued and outstanding share value of 23,000,000 after all share commitments were issued (See New Purchase & Sale and Exploration Agreement, Exhibit C in our annual report on Form10-KSB/A for the year ended May 31, 2004, filed on February 16 , 2007). We do not believe that it was/is possible to predict those issuances based on numerous compounding uncertainties. First, we planned to increase the authorized shares, and then allow time for the convertible note holders to convert debt for stock (See our annual report on Form10-KSB/A for the year ended May 31, 2004, filed on February 16 , 2007, Note 21 Proxy 14A Shareholder Vote, page F-33). We could not predict the number of shares that would be converted and, thus we could not know what the issued and outstanding shares would be at that time. Second, we planned to follow with a reverse split of our issued and outstanding stock to meet our further obligations to officers, directors and our deal with DeStefano/New Century. Since we could not predict the amount of shares that we would potentially have at that time, we could not predict the ratio of the reverse stock combination that would be required in order to achieve the required issued and outstanding shares. Therefore, we feel that FAS 5 Paragraph 8(b) applies in this case. Significantly, we have since removed most of these obligations through continual negotiation and settlement transactions. As disclosed in our recently filed Form 10-QSB for the period ended November 30, 2007, we have reached settlements that negate all such issuances with exception to the agreement with Legacy. Since the agreement to issue stock to Legacy is not complete we have continued to account for the liabilities for the original debt in our Amounts Due to Related Parties note disclosures.

Estimated Quantities of Proved Oil and Gas Reserves and Present Value of Estimated Future Net Revenues, page F-24

7.
Please expand your table of reserve changes to include proved reserves in prior periods showing the reserve changes from period to period as described in paragraph 11 of SFAS 69. Provide appropriate explanations for significant changes.

Answer: Document has been revised. See the recently filed amendment to the May 31, 2006 annual report on Form 10-KSB/A filed on February 4, 2008. These disclosures have also been produced in our May 31, 2007 annual report on Form 10-KSB/A, filed on March 6, 2008.

8.
Please expand your table of Discounted Future Net Cash Flows to include the same information for previous periods and to describe the “deductions” with the appropriate line item descriptions as prescribed by paragraph 30 of SFAS 69.

Answer: Document has been revised. See the recently filed amendment to the May 31, 2006 annual report on Form 10-KSB/A filed on February 4, 2008. These disclosures have also been produced in our May 31, 2007 annual report on Form 10-KSB/A, filed on March 6, 2008.

Form 8-K filed on April 24, 2007

General

9.
On April 20, 2007, you indicated that you issued 2,700,000 shares of Series A Convertible Preferred shares. In response to comment one from our letter dated May 11, 2007, you indicated that these shares have registration rights, piggy back registration rights, ratchet provision rights and liquidating rights. Please disclose how you have accounted for the registration rights related to your convertible debt facility. Please tell us what consideration you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, as applicable. Please also tell us how you account for the ratchet provision rights and liquidating rights. Please cite the accounting literature used to support your conclusions.

Answer: Our convertible debt and its associated liabilities have been accounted for under SFAS 133 rules for accounting for derivative instruments. Regarding the 2,007,194 outstanding Series A Convertible Preferred Shares, held by our CEO, the ability to convert those to common shares has been irrevocably waived (See our annual report on Form10-KSB/A for the year ended May 31, 2007, filed on March 6, 2008, Item 5 Recent Sale of Unregistered Securities, page 8). Therefore, we believe that all liabilities associated with derivative instruments have been accounted for in accord with SFAS 133.

In consideration of EITF 05-4 we believe the liabilities for registration rights associated with our convertible debt and convertible preferred shares have been properly accounted for. While the holders of our convertible notes have the right to impose liquidated damages for failure to convert they have not done so and our Series A Convertible Preferred shares do not bear any provision for penalties associated with a failure by the Company to convert to common shares or register those shares in a registration statement (See our Certificate of Registration (Preferred shares), filed as Exhibit to our May 31, 2007 annual report on Form 10-KSB/A, filed on March 6, 2008).

10.
Please also ensure that your financial statements as of May 31, 2007 address how you account for the issuance of your Series A Convertible Preferred shares. Ensure you address the accounting for all conversion features included with these convertible preferred shares. Please cite the accounting literature used to support your conclusions.

Answer:

The Company recorded;
-	Issued 2,700,000 Series A shares and recorded as $59,400 in additional compensation expense.
-	Exchanged $184,308 in amounts due related parties for 446,349 Series A shares.
-	Exchanged $59,190 in amounts due related parties for 166,151 Series A shares.
-	Issued 49,200 Series A shares and recorded as $26,411 in additional compensation expense (bonus compensation).
-	Issued 421,690 Series A shares for a $226,363 Note Payable.
-	In summary the Company exchanged a total of 3,783,390 Series A shares for $555,672 in liabilities and compensation expense.

During May of 2007, Mr. Lonnie Hayward and Sheridan Westgarde, CEO of the Company, signed agreements to irrevocably waive certain rights associated with the conversion of their Series A Convertible Preferred stock into the Company's common stock. Given that there is no liability into Company’s common stock these transactions have been recorded as exchange for debt and additional compensation expense.  (Please see our response to the previous comment for our comments on the accounting literature).

Sincerely,

Aquatic Cellulose International Corporation

By:_/s/  Sheridan B. Westgarde____
SHERIDAN B. WESTGARDE